AMARC AND HUDBAY PARTNER TO ADVANCE THE JOY COPPER-GOLD PORPHYRY PROJECT

August 22, 2017, Vancouver, BC – Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) is pleased to announce it has entered into another Mineral Property Farm-In Agreement (the “JOY Agreement”) with Hudbay Minerals Inc. (“Hudbay”) (TSX:HBM; NYSE:HBM). The new Agreement with Hudbay, has a similar structure to the recently announced IKE Project Farm-In Agreement (see Amarc News Release dated July 6, 2017), and has been established to advance the Company’s 72 km2, 100% owned, JOY porphyry copper-gold mineral property (the “JOY Project”) which is located 25 km north of AuRico Metals Inc.’s Kemess South Mine and Kemess Underground Project site in north-central British Columbia (“BC”). Under the terms of the JOY Agreement, Hudbay may acquire through a staged investment process, up to a 60% ownership interest in the Project.

Robert Dickinson, Executive Chairman of Amarc: “The prospectivity of the Kemess District is well-known to Hunter Dickinson and the Amarc technical team, as we were the first to develop its porphyry potential – acquiring both the early-stage Kemess South and Kemess North prospects and advancing them into significant porphyry copper-gold deposits. We are excited to be combining our proven porphyry copper discovery track record with Hudbay’s acknowledged capabilities as a first-class mine builder and operator. We believe it will be a potent partnership that allows us to advance the JOY Project in an expeditious way, and in a manner that balances technical, economic, environmental and social considerations.”

Diane Nicolson, President of Amarc: “We are thrilled to welcome Hudbay as a partner at JOY, following our recent announcement of our agreement with them on the IKE Project. We believe that JOY has the potential to be a significant, new copper-gold camp in northern British Columbia, and an important extension to the Kemess District. Having secured the required permits, our crews have mobilized to the field to undertake a comprehensive exploration program, including drilling, to assess the substantive porphyry copper-gold deposit targets on the JOY property.”

Agreement with Hudbay on JOY Project

Under the terms of the Agreement Hudbay can earn an initial 49% interest in the JOY Project under a Stage 1 Farm-in Right by funding $15 million1 of expenditures before December 31, 2020, of which $1.9 million is committed for 2017.

When its Stage 1 Farm-in Right is exercised, Hudbay can, pursuant to a Stage 2 Farm-in Right, earn an additional 1% ownership interest in the Project (for a total 50% ownership interest) by funding $5 million of expenditures (for a total of $20 million) also before December 31, 2020.

Stage 1 and Stage 2 Farm-in expenditures can be accelerated by Hudbay at its discretion. Amarc will be the operator during the Stage 1 and Stage 2 periods. A Joint Venture (“JV”) will be formed when Hudbay has acquired a 49% interest in the Project.

1 All currency values are Canadian dollars.

Provided that Hudbay has exercised the Stage 2 Farm-in Right and acquired a 50% interest, it can then elect to go forward via one of two paths.

First, Hudbay can replace Amarc as operator of the JV after it funds all project expenditures and completes a Feasibility Study for the JOY Project by December 31, 2025. Having gained operatorship, Hudbay can then choose to either go forward with Amarc in a 50/50 participating JV or Hudbay can instead elect to continue with its Farm-in (the “Stage 3 Farm-in Right”) to acquire an additional 10% interest in the JOY Project (for a total 60% ownership interest). To exercise its Stage 3 Farm-in Right, Hudbay must fund all expenditures required to submit a British Columbia environmental assessment (“EA”) application for the JOY Project and, if applicable, a Canadian EA application, with the application(s) being accepted for review by December 31, 2026. In addition, Hudbay must also continue to fund all approved project expenditures until all necessary EA Certificates are received. Following receipt of the EA Certificate(s), all approved JOY Project expenditures going forward will be shared by Hudbay and Amarc on a pro rata basis (Hudbay 60%/Amarc 40%) under the JV.

As a second alternative path, after exercising its Stage 2 Farm-in Right Hudbay can elect to proceed directly to the Stage 3 Farm-in Right, so immediately becoming the operator, and acquire a further 10% interest (for a total 60% ownership interest) by, like above, submitting a British Columbia EA application and, if applicable, a Canadian EA application by December 31, 2026. Again, in this instance, Hudbay must also fund all project expenditures until receipt of the necessary EA Certificate(s). Following receipt of project approvals from government, all approved JOY Project expenditures going forward will be shared by Hudbay and Amarc on a pro rata basis (Hudbay 60%/Amarc 40%) under the JV.

Hudbay has a one-time right to defer either of its 2019 or 2020 expenditures in the Stage 1 or Stage 2 Farm-in periods, for a one-year period, subject to certain conditions. If this deferral occurs, Amarc will have a “co-expenditure right”, whereby it can incur and fund approved additional expenditures on the JOY Project up to the amount of the deferred expenditures. Hudbay may elect to reimburse Amarc for these additional expenditures, thereby retaining its interest in the Project. Under either alternative path, if Hudbay does not submit the EA application(s) by December 31, 2026, then Amarc will become operator again.

About the JOY Project

Amarc’s JOY property is located 310 km north of Mackenzie, BC, and 25 km north of the Kemess South Mine site where owner, AuRico Metals recently secured a BC EA Certificate for its nearby Kemess Underground Project.

Past operators conducted prospecting-style work on the JOY claims – collecting some 3,000 soil samples, 800 rock samples and 30 silt samples – but undertook no drilling. These surface surveys clearly indicate a number of substantial porphyry copper-gold and epithermal silver-gold deposit targets across the JOY property. The copper-gold deposit targets located at JOY are considered by Amarc to be a northern extension to the prolific Kemess porphyry copper-gold district. Most importantly, historical soil and rock sampling along with a recent soil survey, has revealed a regionally significant, 9 km2 copper, gold, molybdenum, silver and zinc geochemical anomaly, which potentially reflects a large and shallowly buried, copper-gold porphyry deposit.

Approved Project expenditures of $1.9 million will be directed towards core drilling to evaluate this outstanding copper-gold soil anomaly for its major deposit potential. Extensive surface exploration surveys, including Induced Polarization, geological mapping and talus fine sampling, will also be completed to firm up further porphyry copper-gold deposit targets for testing next year. Amarc has mobilized crews to the JOY site for the 2017 drilling season.

About Amarc Resources

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of BC porphyry copper mines. By combining strong projects and funding with successful management, Amarc has created a solid platform to now commence value creation.

Amarc is advancing its 100% owned IKE, DUKE and JOY porphyry copper deposit districts, located in southern, central and northern BC, respectively, each with proximity to industrial infrastructure, power, rail and highways. These projects represent significant potential for the discovery of multiple, important-scale, porphyry copper-gold and copper-molybdenum deposits.

The 462 km2 IKE Project is located 33 km northwest of the historical mining community of Gold Bridge. Over the last three years, Amarc has made a significant new porphyry copper-molybdenum-silver discovery, completing over 12,000 metres of drilling in 21 wide-spaced core holes in the IKE deposit that indicate the potential for extensive resource volumes which remain open to expansion in all directions. Extensive regional surveys have also identified numerous porphyry copper (±molydenum±gold±silver) deposit targets all within 10 km of IKE. Amarc believes the IKE Project has the potential to possess the grades and tonnages to develop into an important mining camp. Amarc has partnered with Hudbay to efficiently fund the advancement of the IKE Project (see news release July 6, 2017) and as operator, has mobilized crews to the IKE site for the 2017 drilling season.

Amarc’s DUKE deposit and an adjacent 190 km2 porphyry copper district is located 80 km northeast of Smithers, BC and 30 km north of former copper-gold mines (Bell and Granisle) operated by Noranda Mines. The DUKE Project area is logging road accessible from Smithers or Fort St. James. Historically, DUKE has been explored with surface geochemical and geophysical surveys, as well as 30 shallow diamond drill holes. Many of the holes intersected significant lengths of porphyry copper-molybdenum-silver-gold mineralization which remains open both laterally and to depth. The surrounding district hosts multiple, second-order porphyry copper deposit targets. Plans are to drill the DUKE deposit target in fall 2017.

Amarc is associated with Hunter Dickinson Inc. (“HDI”), a diversified, global mining company with a 25+-year history of porphyry discovery and development success. Previous and current HDI porphyry projects include some of BC’s and the world’s most important mineral resources – such as Pebble, Mount Milligan, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Sisson, and Maggie. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects to provide superior returns to shareholders.

Amarc is committed to working collaboratively with governments and stakeholders to achieve responsible development of its projects, while contributing to sustainable development of the communities in which it works. All work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person as Defined Under National Instrument 43-101

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed and approved the technical content of this release.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President, at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
Chief Executive Officer

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. The Company cannot guarantee that the Consolidated Loan and issuance of securities contemplated by this release will complete. There is no certainty that the Company will be able to repay the Consolidated Loan or any other outstanding debt or liability of the Company in a timely manner or at all. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.